
Mail Stop 4720

June 2, 2016

<u>Via E-mail</u>
Mr. Peter N. Kellogg
Chief Financial Officer
Celgene Corporation
86 Morris Avenue
Summit, New Jersey 07901

> **Re: Celgene Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 11, 2016**
> **File No. 001-34912**

Dear Mr. Kellogg:

We have reviewed your May 5, 2016 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Our reference to a prior comment is to the comment in our April 21, 2016 letter.

Form 10-K for the Fiscal Year Ended December 31, 2015
Notes to Consolidated Financial Statements
Note 19: Geographic and Product Information, page 116

1. We acknowledge your response to prior comment 4. Please address the following additional items:
    - Clarify for us your reporting structure by explaining why your global Research & Development function reports to your CEO when your Clinical Research & Development Operations appears to be a part of global Corporate Operations that reports to your COO.
    - Explain to us more specifically your process to develop operating budgets by function and who approves those budgets.

- Clarify for us what profitability reporting for your two franchises and your commercial organizations is available to your Executive Committee and/or your CEO. In this regard;
  - Tell us specifically what income statement components are presented on these reports.
  - Explain to us why you apparently believe that gross profit and commercial contribution levels are insufficient to meet the definition of an operating segment in ASC 280-10-50-1b when there is no requirement that financial information be fully costed; and
  - Explain to us why the CEO is provided this information since you state it is not used to assess business performance or to make decisions about resource allocations.
- Explain why the fact that a portion of your incentive compensation paid to employees of your two franchises and your commercial organizations based on levels of contribution margin is not indicative that these functional areas are separate operating segments.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance